FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                                       Form 20-F |X|                                        Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

                                       Yes |_|                                        No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g
3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index 1. Press release dated October 8, 2003 (Quebecor Media inc.).

For immediate release

QUEBECOR MEDIA INC. ANNOUNCES THAT VIDÉOTRON LTÉE HAS
SUCCESSFULLY COMPLETED ITS CA$920 MILLION REFINANCING

Montréal, October 8, 2003 – Quebecor Media Inc. announced today that its wholly-owned subsidiary, Vidéotron Ltée, has successfully completed the refinancing of its term credit facilities. The refinancing was executed earlier today with the closing of the offering of US$335 million 6 7/8% Senior Notes due January 2014 and of the new secured bank credit facilities consisting of a five-year revolving facility of CA$100 million and a five-year term loan of CA$368 million. The net proceeds resulting from the refinancing are being used principally to repay in full Vidéotron’s borrowings under its former bank credit facilities (including amounts payable under related derivative instruments).

The President and CEO of Vidéotron, Mr. Robert Dépatie, said: “The market recognizes the outstanding work that has been done to reposition Vidéotron as a cost efficient and consumer focused organization, as well as the strong growth potential of its digital television and cable internet services. The coupon on the Senior Notes is one of the lowest achieved for an issue of this nature in our industry and reflects the market’s acknowledgement of the strength of our operations and financial condition. As a result of this refinancing, the final maturities of Vidéotron’s long-term indebtedness have been extended and the near-term bank repayments reduced significantly, thereby providing the company with ample financial flexibility to execute its business plan.”

“We are very pleased with the outcome of this refinancing at a remarkably attractive rate. Following the successful refinancing executed earlier this year for Sun Media Corporation, this transaction represents another step in the optimization of QMI’s capital structure and leaves the entire group extremely well positioned to take advantage of future growth opportunities. The market’s enthusiastic reception to Videotron’s Senior Notes offering reflects QMI’s demonstrated ability of focusing on operating efficiency, generating robust free cash flow and reducing leverage”, commented Pierre Karl Péladeau, President and CEO of Quebecor Media Inc.

Forward-looking statements

Except for historical information contained herein, certain statements in this document may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause Quebecor Media’s actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for Quebecor Media’s products, changes in equipment costs and availability, pricing actions by competitors, and general changes in the economic environment.

Quebecor Media

Quebecor Media Inc., a subsidiary of Quebecor Inc. (TSX: QBR.A, QBR.B), is a leading Canadian-based media company with interests in newspaper publishing (Sun Media Corporation), cable television (Vidéotron ltée), television broadcasting (TVA Group Inc.), Web technology and integration (Nurun Inc. and Mindready Solutions Inc.), Internet portals (Netgraphe Inc.), magazine publishing (TVA Publishing Inc.), book publishing (half a dozen associated publishing houses), distribution and retailing of cultural products (Archambault Group Inc. and Le SuperClub Vidéotron ltée) and business telecommunications (Videotron Telecom Ltd.).

Information:

Jacques Mallette Executive Vice President and Chief Financial Officer Quebecor Media Inc. Office: (514) 380-1948	Luc Lavoie Executive Vice President, Corporate Affairs Quebecor Media Inc. Office: (514) 380-1974 Portable: (514) 236-8742 lavoie.luc@quebecor.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC. /S/ Claudine Tremblay —————————————— By: Claudine Tremblay Director, Corporate Services and Assistant Corporate Secretary

Date: October 8, 2003